INDEPENDENT ACCOUNTANTS' CONSENT




To the Board of Directors of

MarketU Inc.




We consent to the use of our report dated October 19, 2001 included herein on the consolidated financial statements of MarketU Inc. and to the reference to our firm under the heading "Experts" in the prospectus. Our report dated October 19, 2001 contains an explanatory paragraph that states that MarketU Inc. has suffered losses from operations and negative cash flows from operations that raise substantial doubt about it's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.







KPMG LLP
Chartered Accountants
February 21, 2002

Abbotsford, British Columbia